Arf 3/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8- 35120 |

[redacted] **ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

02021384

RECEIVED MAR 13 2002 366

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barry Earnest Swanson/DBA
Integrated Financial Planning Services

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Karlstrasse 20
(No. and Street)

Heidelberg (City) Germany (State) 69117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry E. Swanson 011-49-6221-23597
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen L. Bridges
(Name — if individual, state last, first, middle name)

CMR 420 (Address) Box 706 (City) APO, AE (State) 09063 (Zip Code)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)



BB 3/21

## OATH OR AFFIRMATION

I, Barry E. Swanson, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o

Integrated Financial Planning Services, as o

December 31, 2001, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

None

WITH THE US ARMED FORCES)
AT HEIDELBERG, GERMANY) ss
APO AE 09102

Signature

President

Title

Peter Merritt
PETER MERRITT
SPC, U.S. Army
LEGAL SPECIALIST

INDEFINITE
10 USC 1044a

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Statement of Cash Flows

x (p) Explanation of Exemption from Rule15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (q) Independent Auditors Report on Internal Auditing Control

Independent Auditor's Report

To The President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services for the period of January 1 through December 31, 2001 and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the private organization. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standard require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Stephen L. Bridges, MBA
Public Accountant

February 19, 2002

Mr. Barry E. Swanson
Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg, Germany

In planning and performing my audit of the financial statements of Integrated Financial Planning Services for the year ended 31 December 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance of the internal control structure.

I also made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verification, and comparisons and recordation of differenced required by rule 17a-13 or in complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, error or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I

noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Stephen L. Bridges

Stephen L. Bridges. MBA
Public Accountant

February 19, 2002

Integrated Financial Planning Services
AUDITED BALANCE SHEET
December 31, 2001

| | |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| 100 · Citibank - NY State | 243,078.56 |
| 101 · Commerce Bank | 1,180.44 |
| 102 · Commerzbank | 25,366.47 |
| 111 · Citibank Money Market | -21.03 |
| **Total Checking/Savings** | 269,604.44 |
| ***Accounts Receivable*** | |
| 1200 · Accounts Receivable | 2,588.20 |
| **Total Accounts Receivable** | 2,588.20 |
| **Other Current Assets** | |
| 104 · Acct Rec - Other | 5,227.04 |
| 105 · Acct Rec - Reps | 6,552.02 |
| 106 · Acct Rec - Reps Comms | 7,693.85 |
| 108 · Acct Rec - ANICO | 906.00 |
| 110 · NASD Cash Account | 3,091.00 |
| 113 · Acct Rec MF Commissions | 4,092.23 |
| 115 · Cash on Deposit | 5,000.00 |
| 130 · Prepaid Rent | 500.00 |
| **Total Other Current Assets** | 33,062.14 |
| **Total Current Assets** | 305,254.78 |
| **Fixed Assets** | |
| 140 · Furniture & Equipment | 85,140.00 |
| 150 · A/D - Furn & Equip | -48,175.29 |
| **Total Fixed Assets** | 36,964.71 |
| **Other Assets** | |
| 120 · Investments in Mutual Funds | 44,783.13 |
| **Total Other Assets** | 44,783.13 |
| **TOTAL ASSETS** | **387,002.62** |
| **LIABILITIES & EQUITY** | |
| ***Liabilities*** | |
| **Current Liabilities** | |
| **Other Current Liabilities** | |
| 201 · AP Representatives | 300.14 |
| 210 · Comm. Payable | 3,277.57 |
| ***Total Other Current Liabilities*** | 3,577.71 |
| **Total Current Liabilities** | 3,577.71 |
| **Total Liabilities** | 3,577.71 |
| **Equity** | |
| 300 · Owners Equity | 165,797.43 |
| 3000 · Opening Bal Equity | 261,546.74 |
| 310 · Owners Draw | -48,515.68 |
| Net Income | 4,596.42 |
| **Total Equity** | 383,424.91 |
| **TOTAL LIABILITIES & EQUITY** | **387,002.62** |

Integrated Financial Planning Services
AUDITED INCOME STATEMENT
For the year ended December 31, 2001

| | | |
|---|---|---|
| Ordinary Income/Expense | | |
| Income | | |
| 403 · Rev - Limited Partnerships | | 15,000.00 |
| 404 · Rev - Life Insurance | | 206,486.17 |
| 405 · Rev - MF Commissions | | 1,330,412.59 |
| 410 · Rev - NASD Fees | | |
| Cont. Ed. Fee | 765.00 | |
| Fingerprint Fee | 64.00 | |
| Registration | 1,900.00 | |
| Series 6 Exam | 480.00 | |
| Series 63 Exam | 215.00 | |
| Series 7 Exam | 630.00 | |
| State Regis Fee | 2,920.00 | |
| Termination Fee | 780.00 | |
| 410 · Rev - NASD Fees - Other | 700.00 | |
| Total 410 · Rev - NASD Fees | | 8,454.00 |
| 412 · Rev - Study Guides | | 430.00 |
| 413 · Rev - CE Guides | | 100.00 |
| 415 · Rev - Bonding Fees | | 6,696.00 |
| 417 · Rev - Bus Card,supp,etc | | 1,006.00 |
| 420 · Rev - Investment Fair | | 2,000.00 |
| 430 · Rev - Integrated Benefits | | 16,132.33 |
| Total Income | | 1,586,717.09 |
| Expense | | |
| 501 · Admin Fees | | 7,900.00 |
| 505 · Advertising | | 623.37 |
| 506 · Audit Expense | | 1,200.00 |
| 510 · Auto Expense | | |
| Gas | 1,548.28 | |
| Parking | 146.64 | |
| Registration | 299.66 | |
| Service | 911.02 | |
| Total 510 · Auto Expense | | 2,905.60 |
| 512 · Bank Service Charges | | 1,512.55 |
| 514 · Commissions-Side Charges | | 14,853.69 |
| 515 · MF Commission Reps | | 1,172,662.76 |
| 517 · Depreciation | | 19,795.37 |
| 520 · Contact Labor Expense | | |
| Bergstrom, Karl | 1,946.00 | |
| Cravotta, Chris | 1,720.40 | |
| Fuller, Jeff | 100.00 | |
| Lewis, Bethlehem | 12,617.50 | |
| Maybee, Sheila | 25,437.75 | |
| Myers, Courtney | 3,384.25 | |
| Ottman, Marina | 12,555.40 | |
| Taylor, Kimberly | 18,096.05 | |
| Temple, Sheri | 7,153.12 | |
| Total 520 · Contact Labor Expense | | 83,010.47 |
| 521 · Membership Dues | | 1,957.05 |
| 522 · Subscriptions | | 1,775.18 |
| 524 · Meals & Entertainment | | 5,061.61 |
| 527 · Gifts | | 130.73 |
| 528 · Conference Fees | | 3,052.21 |
| 530 · Insurance Expense | | |
| Auto | 1,867.04 | |
| Business | 3,125.00 | |
| Medical-Dental | 5,926.66 | |
| Total 530 · Insurance Expense | | 10,918.70 |
| 535 · Investment Fair | | |
| Hotel | 10,723.35 | |
| Prizes | 4,636.76 | |

| | | | |
|---|---|---|---|
| 540 · Medical & Dental Exp | | | 1,991.81 |
| 544 · Regis Fees | | | 449.85 |
| 545 · NASD Expenses | | | |
| Annual Fee | | 12,823.49 | |
| Cont. Ed. Fee | | 780.00 | |
| Fingerprint Fee | | 64.00 | |
| Registration | | 2,210.00 | |
| Series 6 Exam | | 360.00 | |
| Series 63 Exam | | 260.00 | |
| Series 65 Exam | | 110.00 | |
| Series 7 Dev Fee | | 270.00 | |
| Series 7 Exam | | 330.00 | |
| State Regis Fee | | 180.00 | |
| Termination Fee | | 800.00 | |
| Total 545 · NASD Expenses | | | 18,187.49 |
| 549 · Office Expenses | | | 8,723.14 |
| 550 · Sales Brochures | | | 119.00 |
| 552 · Phone | | | |
| Long Distance | | 1,115.66 | |
| Telekom | | 4,934.20 | |
| Total 552 · Phone | | | 6,049.86 |
| 555 · Computer Expenses | | | 3,755.04 |
| 557 · Publications | | | 402.16 |
| 560 · Postage - American | | | 2,841.40 |
| 561 · Postage - German | | | 5,579.46 |
| 562 · Printing | | | |
| Business Card Printing | | 2,570.69 | |
| Total 562 · Printing | | | 2,570.69 |
| 563 · Promotional Expense | | | |
| Office | | 1,623.04 | |
| Total 563 · Promotional Expense | | | 1,623.04 |
| 565 · Rent | | | 16,734.45 |
| 567 · Repairs | | | |
| Office | | 119.79 | |
| Total 567 · Repairs | | | 119.79 |
| 571 · Training Expense | | | 105.69 |
| 572 · Study Guides | | | 1,062.06 |
| 575 · Travel | | | |
| Air Fare | | 8,139.60 | |
| Car Rental | | | |
| Gasoline | 152.75 | | |
| Car Rental - Other | 116.99 | | |
| Total Car Rental | | 269.74 | |
| Hotel | | 5,183.05 | |
| Meals & Entertainment | | 3,125.83 | |
| Taxis | | 778.46 | |
| Train Tickets | | 2,704.02 | |
| Total 575 · Travel | | | 20,200.70 |
| 576 · Utilities | | | 3,103.70 |
| 600 · Exp - Integrated Benefits | | | 19,042.17 |
| 614 · British Comm-Side chg | | | 3,631.09 |
| 615 · British Comm Reps | | | 56,019.04 |
| 6999 · Uncategorized Expenses | | | 0.00 |
| Total Expense | | | 1,515,031.03 |
| Net Ordinary Income | | | 71,686.06 |

| | | |
|---|---|---|
| **Other Income/Expense** | | |
| **Other Income** | | |
| **450 · Interest Income** | | 2,403.18 |
| **480 · Gain/Loss on Securities** | | -7,663.68 |
| **485 · Gain/Loss on Exchange Rate** | | 405.27 |
| **Total Other Income** | | -4,855.23 |
| **Other Expense** | | |
| **580 · Taxes** | | |
| **Income** | 59,719.34 | |
| **Other** | 728.08 | |
| **Total 580 · Taxes** | | 60,447.42 |
| **581 · Penalties** | | 152.11 |
| **582 · Interest Expense** | | 0.00 |
| **585 · Contributions** | | 1,634.88 |
| **Total Other Expense** | | 62,234.41 |
| **Net Other Income** | | -67,089.64 |
| **Net Income** | | **4,596.42** |

Integrated Financial Planning Services
AUDITED STATEMENT OF CHANGES IN OWNERSHIP EQUITY
For the year ended December 31, 2001

| | |
|---|---|
| Balance, January 1, 2001 | $377,461.67 |
| Net income (loss) | 12, 150.84 |
| Additions, incl non-conforming capital | .00 |
| Deduction, incl non-conforming capital | (6,187.60) |
| Balance, December 31, 2001 | $383,424.91 |

Integrated Financial Planning Services
AUDITED COMPUTATION OF NET CAPITAL
For the year ended December 31, 2001

| | |
|---|---|
| Total ownership equity | $383,424.91 |
| Total ownership equity qualified for net capital | 383,424.91 |
| Total capital and allowable subloans | 383,424.91 |
| Deductions and/or charges total non-allowable assets | 69,682.23 |
| Net capital before haircuts | 313,742.68 |
| Haircuts on securities | 8,728.80 |
| Net Capital | $305,013.88 |

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2001 to December 31, 2001

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent commissions due from investment companies for one-time purchases of mutual funds and are accrued upon notification of sale from sale from sales personnel.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers and short-term receivables (advances) due from registered representatives.

4. OTHER SECURITIES represent investments in marketable equity securities held by the business and are accounted for on a fair market value basis. INVESTMENT – GAIN (LOSS) represent the aggregate amount of gain/loss of value at fair market prices computed monthly.

5. PROPERTY, FURNITURE AND EUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. OTHER ASSETS represents cash on account with the NASD for exams/registrations of representatives, as well as reserve deposits with mutual fund companies.

7. ACCOUNTS PAYABLE-REGISTERED REPRESENTATIVES represent commissions due to representatives for one-time sales, thereby keeping consistency with accounting for RECEIVABLES-MUTUAL FUNDS COMMISSIONS DUE.

8. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

9. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 80% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 7).

10. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

# *INTEGRATED FINANCIAL PLANNING SERVICES*

Broker/Dealer

Main Office
Karl Straße 20
69117 Heidelberg,
Germany

Tel: 49-6221-23597
Fax: 49-6221-167376
BarrySwanson@compuserve.com
IFPS@compuserve.com

Addendum to Question 25
FOCUS Part IIA
Form X-17A-5

WE SELL PARTNERSHIP INTERESTS IN PARTNERSHIPS ON A COMMISSION BASIS. WE DO NOT COLLECT ANY CASH, WHICH IS PAID BY CUSTOMER DIRECTLY TO ISSUING PARTNERSHIP. NEITHER DO WE HOLD ANY SECURITIES FOR CUSTOMERS. HOWEVER, TO CONFORM TO THE EXEMPTION PROVISION UNDER RULE 15c3-3, WE HAVE ESTABLISHED A SEGREGATED CASH ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS.